UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 10, 2010
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 84763R101	Page 2 of 19

1	NAME OF REPORTING PERSON: Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 27,759,899
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 27,759,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,759,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.41%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 3 of 19

1	NAME OF REPORTING PERSON: Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 27,759,899
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 27,759,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,759,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.41%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 4 of 19

1	NAME OF REPORTING PERSON: Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,386,364
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,386,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,386,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.60%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 84763R101	Page 5 of 19

1	NAME OF REPORTING PERSON: Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,386,364
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,386,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,386,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.60%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 6 of 19

1	NAME OF REPORTING PERSON: Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,110,642
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,110,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,110,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.14%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 7 of 19

1	NAME OF REPORTING PERSON: Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,110,642
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,110,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,110,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.14%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 84763R101	Page 8 of 19

1	NAME OF REPORTING PERSON: Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,110,642
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,110,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,110,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.14%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 9 of 19

1	NAME OF REPORTING PERSON: Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 32,146,263
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 32,146,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,146,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.01%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 10 of 19

1	NAME OF REPORTING PERSON: Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 34,256,905
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 34,256,905
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,256,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.14%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 84763R101	Page 11 of 19

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 28, 2010, as amended by Amendment No. 1 filed on July 22, 2010 and Amendment No. 2 filed on August 17, 2010 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, except for the last paragraph thereof, as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 27,759,899 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 27,759,899 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 4,386,364 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 4,386,364 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 2,110,642 Shares.

As of the date hereof HCP II may be deemed to beneficially own 2,110,642 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 2,110,642 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 32,146,263 Shares.

CUSIP No. 84763R101	Page 12 of 19

As of the date hereof Philip Falcone may be deemed to beneficially own 34,256,905 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.”

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the sixth paragraph thereof and by adding the following after the last paragraph thereof:

“Exchange Agreement.

On September 10, 2010, the Master Fund, the Special Fund and the Breakaway Fund (collectively, the “Harbinger Parties”) and HGI entered into a Contribution and Exchange Agreement (the “Exchange Agreement”), pursuant to which HGI agreed to issue an aggregate of 119,909,830 shares of HGI common stock to the Harbinger Parties in exchange for an aggregate of 27,756,905 Shares (the “Contributed Shares”), or approximately 54.4% of the outstanding Shares (approximately 54.1% of the Shares on a fully diluted basis) (such transaction, the “Spectrum Brands Transfer”). The exchange ratio of 4.32 to 1.00 was based on the respective volume weighted average trading prices of HGI common stock ($6.33) and the Shares ($27.36) on the New York Stock Exchange (the “NYSE”) for the 30 trading days from and including July 2, 2010 to and including August 13, 2010, the day HGI received the Harbinger Parties’ proposal for the Spectrum Brands Transfer.

The consummation of the Spectrum Brands Transfer will result in the following: (i) the Harbinger Parties will together own approximately 93.3% of the outstanding HGI common stock; (ii) the Issuer will become HGI’s majority-owned subsidiary and the Issuer’s results will be consolidated with HGI’s results in HGI’s financial statements; (iii) HGI will own approximately 54.4% of the outstanding Shares, or 54.1% of the Shares calculated on a fully diluted basis; (iv) the Master Fund will directly own approximately 12.7% of the Shares outstanding and on a fully diluted basis; and (v) the remaining approximately 32.9% of the outstanding Shares, or approximately 32.7% of the Shares calculated on fully diluted basis, will continue to be owned by stockholders of the Issuer who are not affiliated with the Harbinger Parties.  The Shares will continue to be traded on the NYSE under the symbol “SPB” following the consummation of the Spectrum Brands Transfer.  Pursuant to the terms of the Exchange Agreement the Harbinger Parties may contribute Shares in excess of the Contributed Shares to HGI prior to the closing of the Spectrum Brands Transfer at the same exchange ratio described above.

The Spectrum Brands Transfer is subject to the following closing conditions, in addition to other customary closing conditions:

●
approval of the issuance of shares of HGI common stock to the Harbinger Parties under the Exchange Agreement by the holders of a majority of the outstanding shares of HGI common stock (this condition has been satisfied);

●
the filing of an information statement with the Securities and Exchange Commission (the “SEC”) and the mailing of the information statement to HGI stockholders at least 20 calendar days prior to the consummation of the Spectrum Brands Transfer;

●	approval for the listing on the NYSE of shares of HGI common stock to be issued under the Exchange Agreement;

●	the Contributed Shares represent at least 52.0% of the outstanding Shares as of the closing date of the Spectrum Brands Transfer calculated on a fully diluted basis;

●	each Harbinger Party’s delivery of a certificate to HGI with respect to the tax treatment of the Spectrum Brands Transfer applicable to the Harbinger Parties;

●	the Harbinger Parties’ delivery to HGI of a certain Lock-Up Letter (as defined and discussed below); and

●
the registration rights agreement executed by the Harbinger Parties and HGI with respect to the HGI common stock, and the Stockholder Agreement, as joined by HGI (as described below), remaining in full force and effect.

CUSIP No. 84763R101	Page 13 of 19

The Exchange Agreement also contains a number of customary representations and warranties of the parties, including, among others, corporate organization, capitalization, corporate authority and absence of conflicts, third party and governmental consents and approvals, SEC reports, regulatory matters and financial statements, absence of certain changes, accredited investor status, ownership of the Contributed Shares, related party transactions and brokers and advisors. The representations and warranties of each party set forth in the Exchange Agreement (i) have been qualified by confidential disclosures made to the other party in connection with the Exchange Agreement, (ii) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (iii) were made only as of the date of the Exchange Agreement or such other date as is specified in the Exchange Agreement, (iv) in some instances, have been included in the Exchange Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts and (v) were made for the benefit of the parties to the Exchange Agreement only and may not be relied upon by any other person.

Lock-Up Letter.

As a condition to the closing of the Spectrum Brands Transfer, the Harbinger Parties must deliver to HGI a lock-up letter (the “Lock-Up Letter”). Pursuant to the Lock-Up Letter, the Harbinger Parties will agree that, for 90 days from the closing date of the Spectrum Brands Transfer, they will not without the prior written consent of HGI, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell or grant any option, right or, warrant for the sale of, or otherwise dispose of or transfer any of their Shares owned beneficially or as of record on the closing date of the Spectrum Brands Transfer (the “Subject Shares”) or any securities convertible into or exchangeable or exercisable for the Subject Shares (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of the Shares or other securities, in cash or otherwise (each transaction described in clauses (i) and (ii) of this paragraph, a “Transfer”).

The restrictions contained in the Lock-Up Letter do not apply to (i) any Transfer of the Lock-Up Securities pursuant to the Exchange Agreement, (ii) any Transfer of the Lock-Up Securities to an affiliate of the Harbinger Parties, (iii) any pledge by the Harbinger Parties of the Lock-Up Securities in favor of a lender or other similar financing source, and (iv) any Transfer or distribution by the Harbinger Parties of the Lock-up Securities to their limited partners, members or stockholders; provided, that in the case of any Transfer described in clause (ii) above, such affiliate delivers a signed written agreement accepting the restrictions set forth in the Lock-Up Letter as if it were a Harbinger Party for the balance of the lockup period.  The restrictions of the Lock-Up Letter do not apply to any Lock-Up Securities acquired by the Harbinger Parties after the closing date of the Spectrum Brands Transfer.

Joinder to the Stockholder Agreement.

Upon consummation of the Spectrum Brands Transfer, HGI will become a party to the Stockholder Agreement and will be subject to all of its covenants, terms and conditions to the same extent as the Harbinger Parties would be prior to the consummation of the Spectrum Brands Transfer.  The Harbinger Parties will continue to be subject to the covenants, terms and conditions of the Stockholder Agreement until such time that they are no longer Affiliates (as defined in the Stockholder Agreement) of HGI.

Joinder to the Registration Rights Agreement.

Upon consummation of the Spectrum Brands Transfer, HGI will become a party to the Registration Rights Agreement, and will be subject to all of its covenants, terms and conditions to the same extent as any Holder (as defined in the Registration Rights Agreement) and any Shares that it holds will be Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms and conditions of the Registration Rights Agreement.  The Harbinger Parties will continue to be a party to the Registration Rights Agreement and any Shares held by the Harbinger Parties will continue to be Registrable Securities in accordance with the terms and conditions of the Registration Rights Agreement.

Press Release.

On September 13, 2010, HGI and Harbinger Capital Partners LLC, an affiliate of the Harbinger Parties, issued a joint press release announcing that HGI and the Harbinger Parties had entered into the Exchange Agreement.

CUSIP No. 84763R101	Page 14 of 19

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, subject to the terms of the Exchange Agreement, the Stockholder Agreement, the Registration Rights Agreement, the Organizational Documents and the Lock-Up Letter (once executed by the Harbinger Parties), each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another business, including an affiliate of the Harbinger Parties; (v) cause or seek to cause the Issuer or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets to any person or entity, including an affiliate of the Harbinger Parties; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors nominated to the board of directors of the Issuer by the Nominating and Corporate Governance Committee (as defined in the Stockholder Agreement); or (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business.

The foregoing descriptions of the Exchange Agreement, the Lock-Up Letter and the Press Release do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full texts of each document, copies of which are filed as Exhibit K, Exhibit L and Exhibit M respectively, and are incorporated herein by reference.”

CUSIP No. 84763R101	Page 15 of 19

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 51,020,426 Shares stated to be outstanding as of August 13, 2010 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2010.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 27,759,899 Shares, constituting 54.41% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,759,899 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,759,899 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 27,759,899 Shares, constituting 54.41% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,759,899 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,759,899 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 4,386,364 Shares, constituting 8.60% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,386,364 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,386,364 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 4,386,364 Shares, constituting 8.60% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,386,364 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,386,364 Shares.

CUSIP No. 84763R101	Page 16 of 19

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 2,110,642 Shares, constituting 4.14% of the Shares of the Issuer.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,110,642 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,110,642 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 2,110,642 Shares, constituting 4.14% of the Shares of the Issuer.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,110,642 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,110,642 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 2,110,642 Shares, constituting 4.14% of the Shares of the Issuer.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,110,642 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,110,642 Shares.

HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 32,146,263 Shares, constituting 63.01% of the Shares of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,146,263 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 32,146,263 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 34,256,905 Shares, constituting 67.14% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,256,905 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,256,905 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) Since the filing of the last amendment to the Schedule 13D, the Reporting Persons purchased 87,620 Shares at a price of $25.09 per Share on August 31, 2010.  In addition, the holdings reported herein reflect certain internal transfers of Shares between the Special Fund and the Master Fund that were not otherwise reportable.

(d) Not applicable.

CUSIP No. 84763R101	Page 17 of 19

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

“See Item 4 above for a description of the Exchange Agreement and Lock-Up Agreement, which are incorporated herein by reference.”

Item 7.   Material to be Filed as Exhibits.

Exhibit K:	Exchange Agreement (incorporated herein by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-04219) filed on September 14, 2010).

Exhibit L:	Form of Lock-Up Agreement (incorporated herein by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-04219) filed on September 14, 2010).

Exhibit M:	Press Release (incorporated herein by reference from Exhibit 99.1 of the Issuer’s Current Report on Form 8-K (File No. 001-04219) filed on September 14, 2010).

Exhibit N:	Joint Filing Agreement.

CUSIP No. 84763R101	Page 18 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 84763R101	Page 19 of 19

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

September 15, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).